SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Mellanox Technologies, Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

_________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

2

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,758,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,758,713
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,758,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

CO

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

3

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		440,135
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

440,135
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		247,597
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

247,597
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Leaders Papa LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Leaders FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

Starboard Value A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		456,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

456,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

12

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

13

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,466,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,466,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

14

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

15

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

16

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,466,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,466,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,466,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 460,000 shares underlying certain call options exercisable within 60 days hereof.

17

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

MARY B. CRANSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

JONATHAN KHAZAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

EFRAT MAKOV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

JON A. OLSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

JORGE L. TITINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. M51363113

1	NAME OF REPORTING PERSONS

GREGORY WATERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

24

CUSIP NO. M51363113

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item	2 is hereby amended and restated to read as follows”

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)	Starboard Leaders Papa LLC, a Delaware limited liability company (“Starboard Papa LLC”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Papa LLC;

(viii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC;

(ix)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(x)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, Starboard Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

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CUSIP NO. M51363113

(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xiv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xvii)	Mary B. Cranston, as a nominee for the Board;

(xviii)	Jonathan Khazam, as a nominee for the Board;

(xix)	Thomas Lacey, as a nominee for the Board;

(xx)	Efrat Makov, as a nominee for the Board;

(xxi)	Jon A. Olson, as a nominee for the Board;

(xxii)	Jorge L. Titinger, as a nominee for the Board; and

(xxiii)	Gregory Waters, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard Papa LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Ms. Cranston’s principal business address is 2957 Pacific Avenue, San Francisco, California 94115. Mr. Khazam’s principal business address is 774 Sunshine Drive, Los Altos, California 94024. Mr. Lacey’s principal business address is 7914 Indian Arrow Court, Orangevale, California 95662. Ms. Makov’s principal business address is 118 Derech Hatamar Street, Moshav Ben Shemen 73115, Israel. Mr. Olson’s principal business address is 20000 Bella Vista Avenue, Saratoga, California 95070. Mr. Titinger’s principal business address is 5674 Portrush Court, San Jose, California 95138. Mr. Water’s principal business address is c/o Integrated Device Technology, Inc., 6024 Silver Creek Valley Road, San Jose, California 95138.

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CUSIP NO. M51363113

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard Papa LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, Starboard Leaders Fund, and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Cranston is serving as a director of various companies and non-profit organizations. The principal occupation of Mr. Khazam is serving as an independent consultant through his consulting practice J. Khazam Consulting. The principal occupation of Mr. Lacey is serving as a director of DSP Group, Inc. The principal occupation of Ms. Makov is serving as a director of BioLight Life Sciences Ltd. The principal occupation of Mr. Olson is serving as an advisor to HomeUnion, Inc. The principal occupation of Mr. Titinger is serving as the Principal and Founder of Titinger Consulting. The principal occupation of Mr. Waters is serving as the President, Chief Executive Officer and member of the Board of Directors of Integrated Device Technology, Inc.

(d)       No Reporting Person, nor any person listed on Schedule A to Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ms. Cranston and Messrs. Smith, Mitchell, Feld, Khazam, Lacey, Olson, Titinger and Waters are citizens of the United States of America. Ms. Makov is a citizen of Israel. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) continues to believe that the Issuer is a great company with a market leading technology portfolio and product set, but that substantial change is needed given the prolonged underperformance of the Issuer and the growing disparity between the Issuer’s margins, growth, and stock price performance compared to its peer group. While Starboard hopes to continue the constructive dialogue it has had with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition, in light of the upcoming deadline for shareholder nominations, as set by the Issuer, and in order to preserve its right as a shareholder, on January 17, 2018, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of nine highly qualified director candidates, Mary B. Cranston, Peter A. Feld, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jeffrey C. Smith, Jorge L. Titinger and Gregory Waters (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual general meeting of shareholders (the “Annual Meeting”). Starboard carefully selected this highly qualified slate of Nominees who, as evidenced by their biographies below, collectively bring decades of experience as CEOs, CFOs, COOs, senior executives, and directors of well-performing technology companies in the United States, Israel, and around the world. Starboard has indicated that it is still in the process of evaluating the degree of change that it believes is necessary on the Board, and that to the extent it seeks the election of all nine directors, its present intention would be to expand the size of the Board and add back up to two incumbent directors, should they be willing to serve, in order to ensure a degree of continuity, as well as to provide additional local market presence and expertise.

Also, on January 17, 2018, Starboard issued an open letter to the shareholders of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP NO. M51363113

Mary B. Cranston has served as a director of various companies and non-profit organizations since retiring from her position as the Firm Senior Partner and Chair Emeritus of Pillsbury Winthrop Shaw Pittman LLP, a Global 100 international law firm (“Pillsbury”), in December 2012. Ms. Cranston was the Chair and Chief Executive Officer of Pillsbury from January 1999 until April 2006, and continued to serve as Chair of the firm until December 2006. While at Pillsbury, Ms. Cranston helped drive revenue growth, lead successful mergers, streamline operations, and double profitability and productivity. Ms. Cranston joined Pillsbury as an Associate in 1975 and was promoted to Partner in 1982. Ms. Cranston received the Margaret Brent Award, the ABA's highest award for lifetime achievement to a woman lawyer and was chosen as one of the 100 most influential lawyers in the U.S. by the National Law Journal. Ms. Cranston currently serves as a member of the Board of Directors of each of VISA, Inc. (NYSE: V), a global payments technology company, since October 2007, MyoKardia, Inc. (NASDAQ: MYOK), a precision cardiovascular medicine company, since April 2016, CSAA Insurance Group, one of the top personal lines property and casualty insurance groups, since 2007, The Chemours Company (NYSE: CC), a global chemical company, since July 2015, and Aretec Group, Inc., a network of independent investment advisory firms, since June 2016. Ms. Cranston previously served as a director of each of Juniper Networks, Inc. (NYSE: JNPR), a developer and marketer of networking products, from 2007 to May 2015, International Rectifier, Inc. (formerly NYSE: IRF), a power management technology company, from 2008 until it was acquired by Infineon Technologies AG in January 2015, Exponent, Inc. (NASDAQ: EXPO), a multidisciplinary engineering and scientific consulting firm, from 2010 to May 2014, GrafTech International Ltd. (formerly NYSE: GTI) (later acquired by Brookfield Asset Management), a manufacturer of carbon and graphite products, from 2000 to May 2014 and as lead director from 2007 to May 2014, and Stanford Children’s Hospital and Network, the only health care system in the San Francisco Bay Area exclusively dedicated to pediatric and obstetric care, from 2007 to 2016 and as chair of the board from 2012 to 2016. Ms. Cranston was a recipient of the San Francisco Business Times Outstanding Directors Award 2013, the DirectWomen Sandra Day O’Connor Board Excellence Award 2013, and named to the NACD’s 2014 Directorship 100 List, which recognizes leading corporate directors who significantly impact boardroom practices and performance. She served as Trustee of Standard University from 2000 to 2010 and as Trustee of the San Francisco Ballet from 1996 to 2012. Ms. Cranston has been a director of other non-profit organizations, including Catalyst since 2006 and the Commonwealth Club since 2003 (and as Chair from 2006 to 2009). Ms. Cranston holds a B.A. in Political Science from Stanford University, a Juris Doctorate from Stanford Law School and a Master of Arts in Educational Psychology from the University of California Los Angeles.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.  From February 2007 to November 2008, he served as a director at Ramius LLC.  Since May 2016, Mr. Feld has served as a member of the Board of Directors of Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions.  He previously served as a member of the Board of Directors of each of The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA)(n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014, Unwired Planet, Inc. (formerly NASDAQ: UPIP) (n/k/a Great Elm Capital Group, Inc.), an intellectual property company that focused exclusively on the mobile industry, from July 2011 to March 2014 and as Chairman from September 2011 to July 2013, and SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013. Mr. Feld received a BA in Economics from Tufts University.

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CUSIP NO. M51363113

Jonathan Khazam is currently an independent consultant on CPUs, GPUs, and related software through his consulting practice J. Khazam Consulting. Prior to starting J. Khazam Consulting in June 2016, Mr. Khazam was Corporate Vice President and General Manager of the Visual and Parallel Computing Group at Intel Corporation (NASDAQ: INTC), a multinational technology company, from 2010 to 2016, where he led a global organization responsible for the development of Intel graphics, including 3D, GPU compute, video, and display technologies and oversaw the expansion of Intel’s integrated graphics roadmap to higher performance points and new market segments. From 2005 to 2010, Mr. Khazam served as Vice President and General Manager of the Manageability and Middleware Division at Intel Corporation, an internal start-up focused on value-add manageability and security software products such as Intel Data Center Manager and the lightweight virtualization technology underpinning McAfee DeepSAFE. From 1999 to 2005, Mr. Khazam was General Manager and then Vice President of Intel Software Development Products, a division he started in 1999 to develop and commercialize award-winning Intel software tools. He joined Intel Corporation in 1991 and held a number of marketing and management roles of increasing responsibility spanning microprocessors, graphics, and software. Highlights from Mr. Khazam’s Intel Corporation career include winning the prestigious Apple MacBook Pro design to Intel Iris graphics in 2013 and establishing Intel Corporation as the premier provider of software tools for high performance and technical computing. Prior to joining Intel Corporation, Mr. Khazam held marketing and product development positions at EIP Microwave, a test instrumentation company, and Hewlett-Packard Company (n/k/a HP Inc.). In addition, Mr. Khazam previously served on the boards of directors of Integrated Silicon Solution, Inc. (formerly NASDAQ: ISSI), a global fabless semiconductor company, from 2008 until the company was sold in December 2015 and The Eclipse Foundation, a not-for-profit, member-supported foundation that oversees the Eclipse open development platform for software lifecycle tools and frameworks, from 2004 until 2009. He also served as an Observer to the Board of Directors of Zend Technologies, a leading web infrastructure software company, from 2004 to 2006. Mr. Khazam has a B.S. degree in Electrical Engineering from Cornell University and an MBA from the University of California at Berkeley Haas School of Business.

Thomas Lacey currently serves on the Board of Directors of DSP Group, Inc. (NASDAQ: DSPG), a leading global provider of wireless chipset solutions for converged communications, a position he has held since May 2012. From June 2017 through December 2017, he served as an advisor to Xperi Corporation (NASDAQ: XPER) (formerly Tessera Holdings Corporation), a technology holding company (“Xperi”). From May 2013 to June 2017, Mr. Lacey served as a director and Chief Executive Officer of Xperi, having transitioned from Interim CEO to CEO in December 2013 (which at that time was known as Tessera Technologies, Inc.). Prior to that, Mr. Lacey served as the Chairman and Chief Executive Officer of Components Direct, a provider of cloud-based product life cycle solutions, from May 2011 to April 2013. He previously served on the Board of Directors of International Rectifier Corporation (formerly NYSE: IRF), a leader in power management technology, from May 2008 until it was acquired by Infineon Technologies AG in January 2015. From February 2010 to February 2011, Mr. Lacey served as the President, Chief Executive Officer and a director of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a global provider of basic input-output software for personal computers. Prior to joining Phoenix Technologies Ltd., Mr. Lacey was the Corporate Vice President and General Manager of the SunFabTM Thin Film Solar Products group of Applied Materials, Inc. (NASDAQ: AMAT), from September 2009 to February 2010. Mr. Lacey previously served as President of the Components Division at Flextronics International Ltd. (n/k/a Flex Ltd.)(NASDAQ: FLEX)(“Flextronics”), from 2006 to 2007. Mr. Lacey joined Flextronics in connection with the sale to Flextronics of International Display Works, Inc. (formerly NASDAQ: IDWK), where Mr. Lacey had served as Chairman, President and Chief Executive Officer from 2004 to 2006. Prior to that, Mr. Lacey held various management and executive positions at Intel Corporation (NASDAQ: INTC) for 13 years, including Vice President, Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products. Mr. Lacey holds a Bachelor of Arts degree in Computer Science from the University of California, Berkeley, and Masters of Business Administration degree from the Leavy School of Business at Santa Clara University.

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CUSIP NO. M51363113

Efrat Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. She also previously served as the Chief Financial Officer of Aladdin Knowledge Systems, Ltd. (formerly NASDAQ; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, most recently as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. She served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov currently serves as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, a position she has held since April 2011. She previously served as a director at IOPtima, Ltd., a developer of minimally-invasive surgical ophthalmic devices, from May 2011 to December 2015. Ms. Makov is an Israel and U.S. Certified Public Accountant. She holds a B.A. in Accounting and Economics from Tel Aviv University.

Jon A. Olson currently serves as an advisor to HomeUnion, Inc., a leading online investment management platform dedicated to the residential real estate market, a position he has held since August 2016. Mr. Olson previously served as the Chief Financial Officer of Xilinx, Inc. (NASDAQ: XLNX), a leading provider of programmable semiconductor platforms (“Xilinx”), from June 2005 until his retirement in May 2016, where he helped drive improved gross margins, corporate profitability and increased return of cash to shareholders, and was voted CFO of the year by the Silicon Valley Business Journal in 2010. While serving as CFO, he also held a variety of other senior management positions at Xilinx, including most recently as Executive Vice President from May 2014 to July 2016 and prior to that, as Senior Vice President, Finance from August 2006 to May 2014 and Vice President, Finance from June 2005 to August 2006. Prior to joining Xilinx, Mr. Olson spent more than 25 years at Intel Corporation (NASDAQ: INTC), a multinational technology company, serving in a variety of positions from 1979 to 2005, including as Vice President, Finance and Enterprise Services, and Director of Finance. Mr. Olson also previously served as a member of the Board of Directors of InvenSense, Inc. (formerly NYSE: INVN), a leading provider of MEMS sensor platforms, from October 2011 until it was acquired by TDK Corporation in May 2017. Mr. Olson holds a B.S. in Accounting from Indiana University Bloomington and an M.B.A. in Finance from Santa Clara University.

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CUSIP NO. M51363113

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as Chairman of the Board of Directors of Advanced Auto Parts, Inc. (NYSE: AAP), the largest retailer of automotive replacement parts and accessories in the United States by store count, a position he has held since May 2016. Mr. Smith has also served as a member of the Board of Directors of Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, since February 2017. Mr. Smith was formerly the Chairman of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016, and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Yahoo! Inc. (formerly NASDAQ: YHOO) (n/k/a Altaba Inc.), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

Jorge L. Titinger has served as the Principal and Founder of Titinger Consulting, a private consulting and advisory service provider focusing on strategy development and execution, board governance, operational transformations and culture changes, since November 2016. From February 2012 until the completion of its acquisition by Hewlett Packard Enterprise Company in November 2016, Mr. Titinger served as the President, Chief Executive Officer and a director of Silicon Graphics International Corp. (formerly NASDAQ: SGI), a global leader in high performance computing. Prior to that, from 2008 to 2011, Mr. Titinger held multiple positions with Verigy Ltd. (formerly NASDAQ: VRGY), a leading provider of advanced automated test systems and solutions to the semiconductor industry, including serving as its President, Chief Executive Officer, Chief Operations Officer and a director. Mr. Titinger served as Senior Vice President and General Manager of the Product Business Groups at FormFactor, Inc. (NASDAQ: FORM), a leading provider of test and measurement solutions, from 2007 to 2008. Prior to that, he held a number of senior management positions at KLA-Tencor Corporation (NASDAQ: KLAC), a leading supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries (“KLA”), from 2002 to 2007, including as Senior Vice President of Global Operations and Chief Manufacturing Officer. Mr. Titinger’s professional experience also includes prior positions with Applied Materials, Inc. (NASDAQ: AMAT), the global leader in materials engineering solutions for the semiconductor, flat panel display and solar photovoltaic (PV) industries (1998-2002); Insync Systems, Inc., a gas delivery systems manufacturer (1995-1998); NeTpower, Inc., a high-performance computer workstations and servers manufacturer (1992-1995); MIPS Computer Systems, Inc., a semiconductor design company that was acquired by Silicon Graphics, Inc. (1989-1992); and Hewlett-Packard Company (NYSE: HPQ) (n/k/a HP Inc.), a leading global provider of products, technologies, software, solutions and services (1985-1989). Mr. Titinger serves as a director of each of Xcerra Corporation (NASDAQ: XCRA), a global provider of test and handling capital equipment, interface products, test fixtures and related services to the semiconductor and electronics manufacturing industries, since August 2012; CalAmp Corp. (NASDAQ: CAMP), a telematics pioneer leading transformation in the connected vehicle and Industrial Internet of Machines marketplace, since June 2015; Hercules Capital, Inc. (NYSE: HTGC), a specialty finance company focused on providing senior secured loans to high-growth, innovative venture capital-backed companies, since December 2017; and Transtech Glass Investment Ltd., a specialty glass company for the transportation market, since March 2017. He previously served as a director of Electroglas, Inc. (formerly NASDAQ: EGLS), a supplier of semiconductor manufacturing equipment and software to the global semiconductor industry, from 2008 to 2009. Mr. Titinger also served as a director of Therma-Wave, Inc. (formerly NASDAQ: TWAV) following its acquisition by, and integration into, KLA from 2007 to 2008. Mr. Titinger also currently serves as a director or advisory board member to several non-profit organizations, including Stanford Children’s Hospital, the Hispanic Foundation of Silicon Valley, the Hispanic IT Executive Council and the Silicon Valley Education Foundation. Mr. Titinger was recognized as Chief Executive Officer of the Year for Operational Excellence at the 2013 CEO World Awards. Mr. Titinger holds a B.S. in Electrical Engineering, an M.S. in Electrical Engineering and an M.S. in Engineering Management & Business, each from Stanford University.

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CUSIP NO. M51363113

Gregory Waters has served as the President and Chief Executive Officer and a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, manufactures, and markets low-power, high-performance analog mixed-signal semiconductor solutions for the advanced communications, computing, and consumer industries, since January 2014. Previously, Mr. Waters served as the Entrepreneur in Residence at General Catalyst Partners, a venture capital firm focused on early stage and growth investments, from March 2013 to December 2013. Prior to that, he served as Executive Vice President and General Manager, Front-End Solutions at Skyworks Solutions, Inc. (NASDAQ: SWKS), a manufacturer of semiconductors for use in radio frequency and mobile communications systems (“Skyworks”), from 2006 to December 2012, where he led the company’s wireless businesses to a decisive industry leadership position. From 2003 to 2006, he served in various positions at Skyworks, including as Senior Vice President beginning in 2005, Vice President and General Manager, Cellular Systems beginning in 2004 and Vice President, Linear Products beginning in 2003.  From 2001 until 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems Inc. (formerly NYSE: AGR), an integrated circuit components company (“Agere”), where his responsibilities included M&A and IP licensing and where he played a key role in the company’s successful IPO.  Mr. Waters joined Agere in 1998, having served in various other capacities, including as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Mr. Waters began his career at Texas Instruments Inc. (NASDAQ: TXN), a technology company that designs and manufactures semiconductors and various integrated circuits, and served in a variety of management positions in sales, customer design centers, and business unit management. Mr. Waters currently serves on the Board of Directors of Semiconductor Industry Association (SIA), a trade association and lobbying group that represents the United States semiconductor industry. Mr. Waters has a B.S. in Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University, with a specialization in Artificial Intelligence.

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CUSIP NO. M51363113

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,928,819 Shares outstanding, as of October 27, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.

A.	Starboard V&O Fund

(a)	As of the close of business on January 18, 2018, Starboard V&O Fund beneficially owned 3,758,713 Shares, including 460,000 Shares underlying certain call options.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 3,758,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,758,713
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Starboard S LLC

(a)	As of the close of business on January 18, 2018, Starboard S LLC beneficially owned 440,135 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 440,135
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,135
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

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CUSIP NO. M51363113

C.	Starboard C LP

(a)	As of the close of business on January 18, 2018, Starboard C LP beneficially owned 247,597 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 247,597
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 247,597
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

F.	Starboard Papa LLC

(a)	As of the close of business on January 18, 2018, Starboard Papa LLC beneficially owned 456,609 Shares.

Percentage: Less than 1%

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CUSIP NO. M51363113

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Papa LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

G.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 456,609
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,609
4. Shared power to dispose or direct the disposition: 0

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CUSIP NO. M51363113

(c)	Starboard A GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

J.	Starboard Value LP

(a)	As of the close of business on January 18, 2018, 563,567 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

K.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

L.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.7%

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CUSIP NO. M51363113

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

M.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 5,466,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,466,621
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

N.	Messrs. Smith, Mitchell and Feld

(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,466,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,466,621

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

O.	Ms. Cranston

(a)	As of the close of business on January 18, 2018, Ms. Cranston did not own any Shares.

Percentage: 0%

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CUSIP NO. M51363113

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Cranston has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

P.	Mr. Khazam

(a)	As of the close of business on January 18, 2018, Mr. Khazam did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Khazam has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Q.	Ms. Makov

(a)	As of the close of business on January 18, 2018, Ms. Makov did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Makov has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

R.	Mr. Lacey

(a)	As of the close of business on January 18, 2018, Mr. Lacey did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lacey has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

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CUSIP NO. M51363113

S.	Mr. Olson

(a)	As of the close of business on January 18, 2018, Mr. Olson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Olson has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

T.	Mr. Titinger

(a)	As of the close of business on January 18, 2018, Mr. Titinger did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Titinger has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

U.	Mr. Waters

(a)	As of the close of business on January 18, 2018, Mr. Waters did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Waters has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP NO. M51363113

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 17, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Papa LLC and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation.

Pursuant to the Compensation Letter Agreements, each of Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares.  If elected or appointed to serve as a director of the Board, each of Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Misses. Cranston and Makov and Messrs. Khazam, Lacey, Olson, Titinger and Waters may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

As previously disclosed in the Schedule 13D, Starboard V&O Fund purchased in the over-the-counter market European-style call options referencing an aggregate of 460,000 Shares (representing less than 1% of the outstanding Shares) having an aggregate purchase price of $11,416,326 (the “Call Options”). The Call Options have a strike price of $25.00 per Share and expire on February 28, 2018. The Call Options are not exercisable until the expiration date, and accordingly, the Reporting Persons do not have voting or dispositive control over the Shares underlying the Call Options until and unless exercised on such date.

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CUSIP NO. M51363113

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Shareholders of the Issuer, dated January 17, 2018.
99.2	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Papa LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters, dated January 17, 2018.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Compensation Letter Agreement.
99.5	Powers of Attorney.

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CUSIP NO. M51363113

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS PAPA LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters

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